UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

CACTUS VENTURES, INC.

(Exact name of registrant as specified in its corporate charter)

000-52446

(Commission File No.)

Nevada	000-52446
(State of Incorporation)	(IRS Employer Identification No.)

501 Fifth Avenue, 3rd Floor

New York, NY 10017

(Address of principal executive offices)

(212) 300-2131

(Registrant’s telephone number)

__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

__________________________________________________________________________

CACTUS VENTURES, INC.

501 Fifth Avenue, 3rd Floor

New York, NY 10017

(212) 300-2131

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 3, 2013, to the holders of record at the close of business on January 2, 2013 (the “Record Date”) of shares of our common stock, par value $0.01 per share (“Common Stock”) of Cactus Ventures, Inc., a Nevada  corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Share Exchange Agreement, dated December 28, 2012 (the “Share Exchange Agreement”), by and among (i) the Company, (ii) Diane S. Button, our former principal stockholder (“Button”), (iii) Actinium Pharmaceuticals, Inc., a Delaware corporation (“Actinium”), and (iv) the shareholders of Actinium (the “Actinium Shareholders”).  The transactions contemplated by the Share Exchange Agreement were consummated on December 28, 2012 (the “Closing Date”).

Except as otherwise indicated by the context, references in this Information Statement to “Cactus,” “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of Cactus and its consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 4,709,015 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which the Actinium shareholders transferred to us 12,939,984 shares on common stock of Actinium in exchange for the issuance of 4,309,015 shares of our Common Stock of the Company.  In addition, Diane Button, which had previously been our majority shareholder, cancelled 10,000,000 of her shares in the Company.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which Diane Button no longer was our principal shareholder. The shares issued to the Actinium Shareholders in the Share Exchange constituted approximately 91.5% of our issued and outstanding shares of Common Stock as of and immediately after the consummation of the Share Exchange.  As part of the Share Exchange, Actinium paid $250,000 to the shareholders of the Company before the consummation of the Share Exchange. As a result of the Share Exchange, the Actinium Shareholders became the principal shareholders of the Company.

Until the Closing Date, Button was the only officer and director of the Company.  On the Closing Date, Button submitted her resignation from our Board of Directors (the “Board”) and appointed Jack V. Talley, Dr. Rosemary Mazanet, David Nicholson, Sandesh Seth and Sergio Traversa to serve on the Board.  Button’s resignation and the appointment of Dr. Rosemary Mazanet, David Nicholson, Sandesh Seth and Sergio Traversa will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”), while the appointment of Jack V. Talley became effective immediately.

On the Closing Date, Button also submitted her resignation as the sole officer of the Company, and on the same date, the Board appointed Jack V. Talley as the President and Chief Executive Officer, Dragan Cicic, MD as the Chief Operating Officer and Chief Medical Officer, and Enza Guagenti, CPA as the Chief Financial Officer, effective immediately.

The incoming directors had not been directors of the Company at the time of their appointment, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of our Common Stock as of December 28, 2012 held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our Common and Preferred Stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held.  Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of December 28, 2012, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.  Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock equivalents, assuming a 100% share exchange by Actinium shareholders, as of December 28, 2012.  Unless otherwise indicated, the principal address of each of the persons below is c/o Actinium Pharmaceuticals, Inc., 501 Fifth Avenue, New York, NY 10017.

Executive Officers and Directors	Number of Shares of Common Stock and Preferred Stock Beneficially Owned	Percentage of Ownership(a)
Jack V. Talley	0(1)	0.0%
Dragan Cicic, MD	163,037(2)	0.8%
Enza Guagenti	2,248(3)	0.0%
Rosemary Mazanet	48,285(4)	0.2%
David Nicholson	3,996(5)	0.0%
Sandesh Seth	164,365(6)	0.8%
Sergio Traversa	0(7)	0.0%

All Directors and Officers as a Group (7 persons)	381,931	1.8%
All other 5% holders
Actinium Holdings, Ltd. (8) c/o Michael B. Sheffery 767 Third Avenue 30th Floor New York, NY 10017	5,697,504	21.4%

(a)

 Based on 21,262,367 shares of Common Stock outstanding as of December 20, 2012.

(1) Options granted to purchase an aggregate of 699,300 shares of Common Stock of the Company at an exercise price of $0.784 per share. All shares are subject to vesting. No shares of Common Stock have vested as of December 20, 2012.

(2) Options granted to purchase an aggregate of 414,785 shares of Common Stock of the Company at an exercise price of $0.784 per share and options to purchase an aggregate of 99,900 shares of Common Stock of the Company at an exercise price of $1.50 per share. All shares are subject to vesting. 163,037 shares of Common Stock have vested as of December 20, 2012.

(3) Options granted to purchase an aggregate of 33,300 shares of Common Stock of the Company at an exercise price of $0.784 per share. All shares are subject to vesting. 2,248 shares of Common Stock have vested as of December 20, 2012.

(4) Options granted to purchase an aggregate of 83,250 shares of Common Stock of the Company at an exercise price of $0.784 per share and options to purchase an aggregate of 49,950 shares of Common Stock of the Company at an exercise price of $1.50 per share. All shares are subject to vesting. 48,285 shares of Common Stock have vested as of December 20, 2012.

(5) Options to purchase an aggregate of 49,950 shares of Common Stock of the Company at an exercise price of $0.784 per share and options to purchase an aggregate of 49,950 shares of Common Stock of the Company at an exercise price of $1.50 per share.  All shares are subject to vesting. 3,996 shares of Common Stock have vested as of December 20, 2012.

(6) Warrants to purchase an aggregate of 64,747 shares of Common Stock of the Company at an exercise price of $0.784 per share, exercisable on a cashless basis and warrants to purchase an aggregate of 99,618 of Common Stock of the Company at an exercise price of $0.784 per share, exercisable on a cashless basis issued to Amrosan, LLC, a partnership in which the majority member interest is owned by the family of Mr. Seth.  Excludes warrants to purchase an aggregate of 373,442 shares of Common Stock of the Company at par value per share, exercisable on a cashless basis issued to Amrosan, LLC as the warrants are not exercisable upon less than 90 days notice.  The holder may waive the 90 day exercise notice requirement by giving 65 days prior notice of such waiver.  The shares available by exercise of this Warrant are also restricted and may not be sold or otherwise transferred until the earlier of twelve months from the closing date of the going public transaction; or for six months after the planned Registration Statement is declared effective. Excludes 351,035 warrants issued to Carnegie Hill Asset Partners and irrevocable trust linked to Mr. Seth’s family whose terms are the same as those issued to Amrosan, LLC. Also excludes warrants held by the Placement Agent or its affiliates in connection with the Offering, the Bridge Notes Financing, the Series E financing and by designees of Jamess Capital Group, LLC in connection with the going public transaction. Also excludes options to purchase an aggregate of 49,950 shares of Common Stock of the Company at an exercise price of $1.50 per share. All shares are subject to vesting. No shares of Common Stock have vested as of December 20, 2012.

(7) Options to purchase an aggregate of 49,950 shares of Common Stock of the Company at an exercise price of $1.50 per share.  No shares of Common Stock have vested as of December 20, 2012.

(8) Mr. Sheffery, a partner of Orbimed Advisors LLC, is the President and director of Actinium Holdings Ltd. (AHL).  AHL is wholly-owned by AHLB Holdings, LLC (AHLB), which is, in turn, wholly-owned by MSKCC.  Accordingly, such parties may be deemed to share beneficial ownership of the Common Stock of the Company held by AHL. Investment power with respect to the shares of the Company held by AHL is limited pursuant to a letter agreement, dated December 31, 2012, between MSKCC and Laidlaw.  The letter agreement provides that the shares of Common Stock held by AHL may not be transferred, subject to exceptions for certain related-party transfers, transfers to trusts and other private transfers, until, in general, the earlier of (i) twelve (12) months from the Closing Date; or (ii) six (6) months following the effective date of the Registration Statement.   AHL has certain registration rights with respect to its shares; however, such rights are, in certain respects subordinate to those of investors in certain recent private placements.

Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of our outstanding securities of any class, other than as set forth above.  We do not have an investment advisor.  There are no current arrangements which will result in a change in control.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Jack V. Talley	56	Chief Executive Officer, President, and Director
Dragan Cicic, MD	49	Chief Operating Officer and Chief Medical Officer
Enza Guagenti, CPA	50	Chief Financial Officer
Rosemary Mazanet, MD, PhD (1)	57	Director
David Nicholson, PhD (1)	58	Director
Sandesh Seth, MS, MBA (1)	48	Director
Sergio Traversa, MBA (1)	52	Director

(1) Drs. Mazanet and Nicholson and Messrs. Seth and Traversa will become directors on the tenth day following the mailing of the Information Statement to our stockholders, which such mailing is expected to occur on or about January 3, 2013.

Jack V. Talley, Chief Executive Officer, President and Director

Jack V. Talley is the CEO, President and a Director of the Company. Mr. Talley recently joined Actinium from the position of President, Chief Executive Officer and a Director at EpiCept Corporation. Mr. Talley has more than 30 years of experience in the pharmaceutical industry. Prior to EpiCept, Mr. Talley was the Chief Executive Officer of Consensus Pharmaceuticals, Inc., a biotechnology drug discovery start-up company that developed a proprietary peptide-based combinatorial library screening process. Prior to joining Consensus, Mr. Talley led Penwest Ltd.’s efforts in its spin-off of its subsidiary Penwest Pharmaceuticals Co. in 1998 and served as President and Chief Operating Officer of Penwest Pharmaceuticals. Mr. Talley started his career at Sterling Drug Inc., where he was responsible for all U.S. marketing activities for prescription drugs, helped launch various new pharmaceutical products and participated in the 1988 acquisition of Sterling Drug by Eastman Kodak Co. Mr. Talley received his B.S. in Chemistry from the University of Connecticut and completed coursework towards an M.B.A. in Marketing from New York University, Graduate School of Business.

Dragan Cicic, MD, MBA, Chief Operating Officer and Chief Medical Officer

Dragan Cicic is the COO and CMO of the Company. He joined Actinum in 2005 and previously held the position of the CEO and prior to that of the Medical Director at Actinium. Dr. Cicic joined Actinium from the position of Project Director of QED Technologies Inc., a life sciences strategic consulting and transactional group focused on emerging biotech, pharmaceuticals and medical devices companies. Dr. Cicic prepared business and strategic plans on behalf of those clients and assisted them in raising funding. He also represented corporate and private investors in identifying acquisition and/or investment targets and negotiating, structuring and consummating deals. Prior to joining QED Technologies, Dr. Cicic was an investment banker with SG Cowen Securities.

Dr. Cicic graduated as a Medical Doctor from the School of Medicine at The Belgrade University, and received his MBA from Wharton School at The University of Pennsylvania. He was also a Nieman Fellow at Harvard University.

Enza Guagenti, CPA, Chief Financial Officer

Enza Guagenti, CPA, is the CFO of the Company. Ms. Guagenti has over 25 years of experience in health care management and accounting. Prior to becoming the CFO, Ms. Guagenti worked for Actinium as the corporate accounting consultant for eight years. Ms. Guagenti held a senior management level position as Administrator for of an out-patient medical facility that services approximately 8,000 patients per year. She was responsible for all aspects of operations, which included financial oversight and reporting and maintaining regulatory compliance as mandated by CMS, NJDHSS and The Joint Commission. Ms. Guagenti implemented a financial reporting structure, financial and clinical benchmarks and processes that enhanced operations, controlled costs and improved patient care. Prior experience also includes serving as corporate controller for one of the largest infertility practices in NJ. As corporate controller, she was responsible for reporting on and consolidating four profit centers.

Ms. Guagenti served as President of the NJ Association of Ambulatory Surgery Center from 2003-2008. She has served on the Legal & Regulatory Committee of Governor Corzine’s Commission on Rationing of Healthcare Resources, 2008, and has served on various committees at the NJDHSS.

Ms. Guagenti received her Bachelor of Science in Accounting from Bloomfield College and graduated Magna Cum Laude. She is a Certified Public Accountant licensed in the state of NJ.

Rosemary Mazanet MD, PhD, Director

Rosemary Mazanet is a Director of the Company and a life sciences investment professional and executive with management and drug development experience. She is a Co-Founder and CSO of Apelles Investment Management, LLC, a public and private equity investment firm, focused on healthcare and the CEO of Diabetes America, Inc., the premier network of diabetes care and management centers. Prior to that, Dr. Mazanet was a General Partner, Director of Research and CSO of Oracle Partners, LP, a $1 Billion healthcare hedge fund. Dr. Mazanet has also been the CEO of several life sciences companies, including Breakthrough Therapeutics LLC and Access Pharmaceuticals (OTC: ACCP). She started her career in business as a Sr. Director of Clinical Research with Amgen, Inc.

In addition, Dr. Mazanet is a trustee of the University of Pennsylvania School of Medicine/Hospital and a director with and Cellumen, Inc. She trained in internal medicine at the Brigham and Women’s Hospital and in oncology at the Dana Farber Cancer Institute, both part of the Harvard Medical system, where she was a staff physician prior to joining Amgen. Dr. Mazanet holds a B.A. in Biology from the University of Virginia and an M.D. and a Ph.D. from the University of Pennsylvania.

C. David Nicholson, BS, PhD, Director

C. David Nicholson is a Director of the Company and joined the Executive Committee of Bayer CropScience on March 5, 2012 as Head of Research & Development responsible for the integration of the company’s R&D activities into one global organization. Dr. Nicholson graduated in pharmacology, earning his B.Sc. from the University of Manchester (1975) and his Ph.D. from the University of Wales (1980). Between 1978 and 1988, Dr. Nicholson worked in the pharmaceutical industry for the British company Beecham-Wülfing in Gronau, Germany. The main emphasis of his activities as group leader in a multidisciplinary project group was the development of cardiovascular drugs.

From 1988-2007, Dr, Nicholson held various positions of increasing seniority in the UK, the Netherlands and the USA with Organon a Business Unit of Akzo Nobel. Ultimately he became Executive Vice President, Research & Development, and member of the Organon Executive Management Committee. He implemented change programs, leading to maximizing effectiveness in research & development, ensuring customer focus and the establishment of a competitive pipeline of innovative drugs. In 2007, Dr. Nicholson transferred to Schering-Plough, Kenilworth, New Jersey, USA, as Senior Vice President, responsible for Global Project Management and Drug Safety. From 2009 to December 2011, he was Vice President Licensing and Knowledge Management at Merck in Rahway, New Jersey, USA, reporting to the President of Merck R&D. As an integration team member, David Nicholson played a role in the strategic mergers of Organon BioSciences, the human and animal health business of Dutch chemical giant Akzo-Nobel, and Schering-Plough in 2007 as well as of Schering-Plough and Merck in 2009. C. David Nicholson is presently on the Board of multiple biotechnology companies, including Actinium Pharmaceuticals, Inc.

Sandesh Seth, MS, MBA, Director

Mr. Sandesh Seth is a Director of the Company and the Head of Healthcare Investment Banking at Laidlaw & Company (UK) Ltd. Mr. Seth has over 20 years of experience which includes investment banking at Cowen & Co., equity research at Bear Stearns and Commonwealth Associates and in the pharmaceutical industry at Pfizer, Warner-Lambert, and SmithKline Beecham in strategic planning, business development and R&D project management respectively. Mr. Seth’s financial services experience includes 75+ completed transactions in which $5 billion+ in capital was raised. Transactions included venture investments, private placements, IPOs, FOs, PIPEs, Convertible and High-Yield Debt. Mr. Seth was also involved with various strategic initiatives such as mergers and acquisitions, leveraged and management buy-outs, and licensing and joint ventures, including the $100 billion merger of Pfizer and Warner-Lambert and the $20 billion merger of Pharmacia & Upjohn with Monsanto. Mr. Seth has an MBA in Finance from New York University; an M.S. in the Pharmaceutical Sciences from the University of Oklahoma Health Center and a B.Sc. in Chemistry from Bombay University. He has published several scientific articles and was awarded the University Regents Award for Research Excellence at the University of Oklahoma. Mr. Seth was designated as Regulatory Affairs Certified (R.A.C.) by the Regulatory Affairs Professionals Society which signifies proficiency with U.S. FDA regulations. He also holds the following Securities Industry Licenses: Series 7, 79 and 63.

Sergio Traversa, PharmD, MBA, Director

Mr. Traversa is a Director of the Company and the Chief Executive Officer of Relmada Therapeutics Inc. Previously, he was the co-founder and CEO of Medeor Inc. a spinoff pharmaceutical company from Cornell University. Dr. Traversa has over 25 years of experience in the healthcare sector in the United States and Europe, ranging from management positions in the pharmaceutical industry to investing and strategic advisory roles. He has held financial analyst, portfolio management and strategic advisory positions at large U.S. investment firms specializing in healthcare, including Mehta and Isaly and Mehta partners, ING Barings, Merlin BioMed and Rx Capital. Dr. Traversa was a founding partner of Ardana Capital, a pharmaceutical and biotechnology investment advisory firm. In Europe, he held the position of Area Manager for Southern Europe (Italy, Spain, Greece and Portugal) of Therakos Inc., a cancer and immunology division of Johnson & Johnson. Prior to Therakos, Dr. Traversa was at Eli Lilly, where he served as Marketing Manager of the Hospital Business Unit. He was also a member of the CNS team at Eli Lilly, where he participated in the launch of Prozac and the early development of Zyprexa and Cymbalta. Dr. Traversa started his career as a sales representative at Farmitalia Carlo Erba, the largest pharmaceutical company in Italy later sold to Pharmacia and now part of Pfizer. Dr. Traversa holds a Laurea degree in Pharmacy from the University of Turin (Italy) and an MBA in Finance and International Business from the New York University Leonard Stern School of Business.

Family Relationships

There are no family relationships among any of our officers or directors.

CORPORATE GOVERNANCE

Term of Office

Directors are appointed for a one-year term to hold office until the next annual general meeting of stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board and hold office until removed by our Board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. Our bylaws provide that officers are appointed annually by our Board and each executive officer serves at the discretion of our Board.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the company;
●

the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
●

the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

●

the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Our Common Stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors be independent and, therefore, the Company is not subject to any director independence requirements. Under the following three NASDAQ director independence rules a director is not considered independent: (a) NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) NASDAQ Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) NASDAQ Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000. Under such definitions, David Nicholson and Sergio Traversa are the only independent directors.

Committees of the Board of Directors

On December 28, 2012, our board of directors formed two standing committees: audit and compensation. Actions taken by our committees are reported to the full board. Each of our committees has a charter and each charter is posted on our website.

Audit Committee	Compensation of Committee
David Nicholson*	David Nicholson*
Sergio Traversa	Dr. Rosemary Mazanet
Dr. Rosemary Mazanet	Sandesh Seth

* Indicates committee chair

Audit Committee

Our audit committee, which currently consists of three directors, provides assistance to our board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, financial reporting, internal control and compliance functions of the company. Our audit committee employs an independent registered public accounting firm to audit the financial statements of the company and perform other assigned duties. Further, our audit committee provides general oversight with respect to the accounting principles employed in financial reporting and the adequacy of our internal controls. In discharging its responsibilities, our audit committee may rely on the reports, findings and representations of the company’s auditors, legal counsel, and responsible officers. Our board has determined that all members of the audit committee are financially literate within the meaning of SEC rules and under the current listing standards of the Nasdaq Capital Market. Our board has also determined that Mr. Nicholson qualifies as an “audit committee financial expert.”

Compensation Committee

Our compensation committee, which currently consists of three directors, establishes executive compensation policies consistent with the company’s objectives and stockholder interests. Our compensation committee also reviews the performance of our executive officers and establishes, adjusts and awards compensation, including incentive-based compensation, as more fully discussed below. In addition, our compensation committee generally is responsible for:

●	establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our directors, executive officers and other employees;

●

overseeing our compensation plans, including the establishment of performance goals under the company’s incentive compensation arrangements and the review of performance against those goals in determining incentive award payouts;

●	overseeing our executive employment contracts, special retirement benefits, severance, change in control arrangements and/or similar plans;

●	acting as administrator of any company stock option plans; and

●	overseeing the outside consultant, if any, engaged by the compensation committee.

Our compensation committee periodically reviews the compensation paid to our non-employee directors and the principles upon which their compensation is determined. The compensation committee also periodically reports to the board on how our non-employee director compensation practices compare with those of other similarly situated public corporations and, if the compensation committee deems it appropriate, recommends changes to our director compensation practices to our board for approval.

Outside consulting firms retained by our compensation committee and management also will, if requested, provide assistance to the compensation committee in making its compensation-related decisions.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Related Party Transactions

On January 18, 2001, API entered in a Clinical Trial Agreement with Memorial Sloan-Kettering Cancer Center (MSKCC) and Sloan-Kettering Institute of Cancer Research (“SKI”), an [affiliate] of MSKCC.  Through an indirect subsidiary, MSKCC is a principal stockholder of the Company.  The agreement provided for the conduct by SKI/MSKCC of Phase I/II clinical trials of the use of 213Bi-Hu195and cytarabine for the treatment of acute myeloid leukemia and for API’s partial sponsorship of the study in exchange for access to data resulting from the study.  API was obligated to pay SKI (a) $10,000 for each completed case report on a completed subject, and (b) $2,500 for each case report on an incomplete subject. The trial enrolled 31 patients, was completed in 2007 and all the money due to Memorial Sloan-Kettering Cancer Center (MSKCC) and Sloan-Kettering Institute of Cancer Research (“SKI”) were paid in full.

On February 11, 2002, API entered in a License, Development and Commercialization Agreement with SKI.  The agreement was amended in August 2006.  Pursuant to the agreement, API licenses certain intellectual property from SKI, including critical patents with respect to API’s core technology, and also supports ongoing research and clinical development of API related drug candidates.  Certain amounts due under this agreement were deferred and then forgiven under the forbearance-related arrangements described below.  On June 19, 2011, API nonetheless agreed to pay SKI (a) $50,000 in 2011, (b) $200,000 in 2012 and (c) $250,000 in 2013 under this agreement, in respect of the $50,000 annual patent maintenance fees and research payments. January 1, 2011, API has paid $50,000 for 2011 and $50,000 for 2012 under this Agreement and as of December 21, 2012, and additional $150, 000 was due from API under this agreement consisting of $50,000 in respect of the 2012 patent maintenance fee, $50,000 of patent expenses $100,000 research and development support.

On February 25, 2006, API entered in a Clinical Trial Agreement with Memorial Sloan-Kettering Cancer Center (MSKCC) and Sloan-Kettering Institute of Cancer Research (“SKI”), a party related to MSKCC.  Through an indirect subsidiary, MSKCC is a principal stockholder of the Company.  The agreement provides for the conduct by SKI/MSKCC of a Phase I clinical trials of the use of Actinium 225-HuM195 for the treatment of advanced myeloid malignancy and for API’s partial sponsorship of the study in exchange for access to data resulting from the study.  API is obligated to pay SKI (a) $10,000 for each completed case report on a completed subject, and (b) $2,500 for each case report on an incomplete subject. As of December 21, 2012, 18 subjects had been enrolled in this study, and partners intend to attempt to enroll and additional 3 subjects. The maximum compensation for which API is responsible for and the agreement is $328,000. Since the inception of the trial in 2006, API has paid $180,000 and since January 1, 2011, API has paid $70,000 under the agreement as of December 31, 2012 no money’s were do under this agreement.

In April 2010, SKI agreed, on behalf of itself and its related or affiliated entities, including MSKCC, to forbear from collecting or otherwise enforcing API’s then outstanding obligations to those entities and similar obligations arising during a defined forbearance period.  The initial outstanding obligations consisted of approximately $260,000 due under API’s license and clinical trials agreements with those entities. In June 2011, SKI agreed to forgive all current and future obligations subject to the forbearance in order to facilitate API’s financing efforts.  The forbearance period terminated on October 30, 2011, when the Company satisfied a financing condition to the termination of the forbearance period by raising in excess of $3,000.000 in new equity financing.

In April, 2011, SKI agreed to lend API $215,100 in order to fund current operating expenses and addition essential expenditures due over the ensuing six-month period.  As of October 30, 2012, API had repaid $171,000 of such loans; the balance is due in January 2013.  The largest aggregate amount of these loans outstanding at any time was $215,100.

MSKCC agreed, subject to certain conditions, to utilize donated funds for certain clinical and preclinical programs and activities related to Actinium’s drug development and clinical study programs, including the payment of certain costs and expenses that would otherwise have been borne by Actinium. The following is a summary of activities related to the MSKCC arrangements at December 31, 2011 and 2010:

	2011	2010

Qualified R&D costs incurred by API	$655,786	$528,319
Cash received from MSKCC	966,341	248,418

As of December 31, 2011 and 2010, the Company had reimbursement receivables for costs incurred of $237,834 and $279,401 from MSKCC, respectively.  These amounts have since been paid.

In October 2011, AHL agreed, in connection with API’s concurrent private offering, to waive its rights to anti-dilution adjustments in respect of its outstanding preferred stock and its preemptive rights to purchase the Series E Preferred Stock.  AHL also agreed to the restructuring of its registration rights in favor of the private placement purchasers and to the amendment of the stockholders agreement of API to permit, among other transactions, the share exchange and to reduce its board representation from two directors to one director.  API agreed (i) not to reduce the indemnification, advancement of expenses and similar rights of present and former directors and officers of API, (ii) until April 30, 2016 to maintain directors’ and officers’ liability insurance at least in the same manner and to the same extent as then in effect, and (iii) following any merger, asset transfer and certain other transactions to provide for the parity of such directors and officers in respect of indemnification, advancement of expenses and d&o insurance with such rights applicable to the non-continuing directors following such transactions.

On March 27, 2012, Actinium entered into an additional clinical trial agreement with Memorial Sloan-Kettering Cancer Center with respect to.  Actinium will pay $31,185 for each patient that has completed the clinical trial.  Upon execution of the agreement, Actinium is required to pay a start-up fee of $79,623, which was paid on July 10, 2012.

On December 31, 2012, AHL entered into a lock-up letter agreement with Laidlaw providing that the shares of Common Stock of the Company held by AHL may not be transferred, subject to exceptions for certain related-party transfers, transfers to trusts and other private transfers, until , in general, the earlier of (i) twelve (12) months from the Closing Date; or (ii) six (6) months following the effective date of the Registration Statement.   AHL has certain registration rights with respect to its shares; however, such rights are, in certain respects, subordinate to those of investors in certain recent private placements.

On January 1, 2012, API entered into a Consulting Services Agreement with Dr. Rosemary Mazanet, a director of Cactus.  Pursuant to the agreement, Dr. Mazanet is to provide, among other things, consulting services in the areas of implementation of the Actimab trial including all aspects of study initiation until first patient in at each clinical site.  Dr. Mazanet receives compensation of $100,000 per year and may receive additional compensation in the form of options at determined by the board of API.  Since January 1, 2011, Dr. Mazanet has received options to purchase 225,000 shares of common stock of API.

Jack Talley, Chief Executive Officer of Cactus, has an agreement pursuant to which he will maintain a 3% equity ownership on a fully diluted basis in Cactus up to the final closing of the Offering.  The maximum offering amount with greenshoe option of the Offering is $20,000,000. As of December 28, 2012, a total $5,151,450 has been raised in the Offering.

On August 7, 2012, API entered into an engagement agreement with the Placement Agent, which is affiliated with Mr. Seth, a director of Cactus Ventures, Inc. by virtue of the acquisition transaction of Actinium Pharmaceuticals, Inc.  Mr. Seth is Head of Healthcare Investment Banking for the Placement Agent.   Pursuant to the agreement, the Placement Agent was engaged as the exclusive agent for the Offering of the Units by API.  None of Cactus’ current officers or directors had a prior relationship or affiliation with Cactus prior to the closing of the Share Exchange.  In consideration for its services, the Placement Agent will receive (a) a cash fee equal to 10% of the gross proceeds raised in the Offering, (b) a non-accountable expense reimbursement equal to 2% of the gross proceeds raised in the Offering, and (c) reimbursement of $100,000 for legal expenses incurred by the Placement Agent.  The Placement Agent or its designees have also received warrants to purchase shares of API’s Common Stock in an amount equal to 10% of the shares of Common Stock issued as part of the Units sold in the Offering and the shares of Common Stock issuable upon exercise of the B Warrants included in such Units.  The Placement Agent will also receive the same fee and expense schedule for any cash exercise of Warrants within 6 months of the final closing of the Offering and a 5% solicitation fee for any Warrants exercised as a result of being called for redemption by the Company.  Upon the final closing of the Offering of the Units the Placement Agent has been engaged by API to provide certain financial advisory services to API for a period of at least 6 months for a monthly fee of $25,000.  The agreement also provides that (i) if API consummates any merger, acquisition, business combination or other transaction (other than the Share Exchange) with any party introduced to it by the Placement Agent, the Placement Agent would receive a fee equal to 10% of the aggregate consideration in such transactions, and (ii) if, within a period of 12 months after termination of the advisory services described above, API requires a financing or similar advisory transaction the Placement Agent will have the right to act as API’s financial advisor and investment banker in such financing or transaction pursuant to a set fee schedule set forth in the August 7, 2012 engagement agreement.  For a period ending one year after the expiration of all lock-up agreements entered into in connection with the Share Exchange, any change in the size of the API board of directors must be approved by the Placement Agent.  The Placement Agent also was engaged by API as placement agent for its Series E Preferred and notes financing in 2011 and, as a part of the fee for that engagement, designees of the Placement Agent also hold warrants to purchase 1,245,226 shares of API’s Common Stock.

On May 9, 2011, API entered into a transaction management agreement with Jamess Capital Group, LLC. (formerly known as Amerasia Capital Group, LLC), a consulting firm affiliated with Mr. Sandesh Seth, a director of the Cactus by virtue of his position as a director of Actinium Pharmaceuticals.  Mr. Seth is a Managing Partner of the consulting firm some of whose member interests are held by entities owned by officers and employees of the Placement Agent.  None of Cactus’ current officers or directors had a prior relationship or affiliation with Cactus prior to the closing of the Share Exchange.  Pursuant to the agreement, the management firm was engaged to provide consulting services to API related to the consummation of a going public transaction for API.  The management firm received a monthly fee of $12,500 which is terminable by API three months after the effective date of the going public transaction and designees of Jamess, including entities affiliated with Mr. Seth, were issued warrants to purchase common stock equal to 10% of the fully-diluted capital stock of API as of the effective date of the going public transaction. The fully diluted shares for this calculation included all issued and outstanding shares as well as those reserved under the Employee Stock Option Plan.  Jamess Capital Group does not retain beneficial ownership of the warrants as they were issued to designess of the members in amounts which do not qualify either Jamess or the warrant holders for inclusion in the beneficial ownership table.  The warrants contain a provision wherein the holder may waive the 90 day exercise notice requirement by giving 65 days prior notice of such waiver.  The shares available by exercise of this Warrant are also restricted and may not be sold or otherwise transfered until the earlier of twelve months from the closing date of the Pubco Transaction; or for six months after the planned Registration Statement is declared effective. The consulting firm is also eligible to be reimbursed upon the submission of proper documentation for ordinary and necessary out-of-pocket expenses not to exceed $5,000 per month.

In 2010, API entered into an agreement with Guagenti & Associates LLC (“G&A”).  G&A is affiliated with Enza Guagenti, the Chief Financial Officer of Cactus.  Pursuant to the agreement, API leases storage space in Newark, NJ from G&A.  The rent is $300 per month.  Since January 1, 2011, API has paid $3,600 pursuant to this agreement.

Non-Competition Agreements

Our executive officers have signed non-competition agreements, which provide that all inventions become the immediate property of Actinium and require invention assignments. The agreements provide that the executive officers will hold proprietary information in the strictest confidence and not use the confidential information for any purpose not expressly authorized by us.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

EXECUTIVE COMPENSATION

The following table provides information regarding the compensation earned during the fiscal years ended December 31, 2011 and December 31, 2010 and expected to be earned for the fiscal year ended December 31, 2012 by our Chief Executive Officer and the two next most highly compensated executive officers.

Name/Position	Year	Salary	Bonus	Option Awards	Other Compensation	Total
Jack Talley, CEO	2012 2011 2010	$250,000 0.00 0.00	$0.00 0.00 0.00	$58,412 0.00 0.00	$0.00 0.00 0.00	$308,412 0.00 0.00
Dragan Cicic, COO	2012 2011 2010	$190,658 190,658 190,658	$ 0.00 50,000 0.00	$58,426 9,717 9,717	$0.00 0.00 0.00	$249,084 250,375 200,375
Enza Guagenti, CFO	2012 2011 2010	$90,000 0.00 0.00	$0.00 0.00 0.00	$3,394 0.00 0.00	$0.00 0.00 0.00	$ 93,394 0.00 0.00

Under the terms of Dr. Cicic’s employment contract and the agreed upon written terms of employment for Mr. Talley and Ms Guagenti, these employees are entitled to receive severance of twelve months, twelve months and three months base salary, respectively, upon termination by the Company without cause, or upon resignation within thirty days after a change in job responsibilities and a reduction in base salary.

Director Compensation

Historical non-management Directors of the Company do not receive any cash compensation. Commencing October 1, 2012, non-management Directors of the Company will receive a quarterly cash retainer of $7,500 per calendar quarter for their service on the Board of Directors. They also receive reimbursement for out-of-pocket expenses and certain directors have received stock option grants for shares of Company Common Stock as described in the beneficial ownership table in the section titled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Outstanding Equity Awards at Fiscal Year-End Table

At December 31, 2011, the Company had no outstanding equity awards.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2013	Cactus Ventures

	By:	/s/ Jack V. Talley
Jack V. Talley
President and Chief Executive Officer